Exhibit 99.1

Joint Filing Agreement

The undersigned hereby agree that the Statement on Schedule 13G dated September 23, 2019 with respect to the shares of Common Stock of Synchronoss Technologies, Inc., and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: September 23, 2019

Cellular World Corp. /s/ David C. Shanks Name/Title: David C. Shanks, President	Psalm 25:10 Foundation /s/ David C. Shanks Name/Title: David C. Shanks, President
CC1 Partners, LLC /s/ David C. Shanks Name/Title: David C. Shanks, Manager	D2 Alliances LLC /s/ David C. Shanks Name/Title: David C. Shanks, Manager
Wireless Now LP /s/ David C. Shanks Name/Title: David C. Shanks, Authorized Signatory	David C. Shanks /s/ David C. Shanks